EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2013	2014	2015	2016	2017
Computation of Earnings:
Pretax income from continuing operations before equity income	$241,182	$267,320	$319,541	$328,684	$309,392
Add:
Fixed charges	215,488	207,100	207,914	204,523	203,789
Amortization of capitalized interest	496	496	496	496	496
Distributed income of equity investees	22,682	22,743	28,126	31,962	35,985
Less:
Capitalized interest	—	—	—	—	—
TOTAL EARNINGS	$479,848	$497,659	$556,077	$565,665	$549,662
Computation of Fixed Charges:
Interest expense	$119,237	$108,453	$107,590	$102,821	99,721
Capitalized interest	—	—	—	—	—
Amortization of debt issue costs	5,476	5,245	5,151	5,492	97,871
Interest factor on rent expense	90,775	93,402	95,173	96,210	203,789
TOTAL FIXED CHARGES	$215,488	$207,100	$207,914	$204,523	$203,789
RATIO OF EARNINGS TO FIXED CHARGES (1)	2.23x	2.40x	2.67x	2.77x	2.70x

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest.  Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.